SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                          Strategic Hotel Capital, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    86272T106
                              ---------------------
                                 (CUSIP Number)

                               Andrea Louro DeMar
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                January 30, 2006
                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WHSHC, L.L.C.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           642,302 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     642,302 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING               642,302
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           642,302 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     642,302 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING               642,302
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        642,302 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     642,302 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING               642,302
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  W9/WHSHC, L.L.C. I

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        600,393 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     600,393 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING               600,393
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8. SHARED VOTING POWER:
OWNED BY EACH        600,393 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     600,393 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING               600,393
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        600,393 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     600,393 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING               600,393
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Goldman, Sachs & Co.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [X]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
  SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        1,242,695 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     1,242,695 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             1,242,695
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN/BD/IA

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        1,242,695 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     1,242,695 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             1,242,695
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC/CO

         This Amendment No. 6, filed by WHSHC, L.L.C. ("WHSHC LLC"), W9/WHSHC, L.L.C. I ("W9 LLC"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall Real Estate VII"), Whitehall Street Real Estate Limited Partnership IX ("Whitehall Real Estate IX"), WH Advisors, L.L.C. VII ("WH Advisors VII"), WH Advisors, L.L.C. IX ("WH Advisors IX"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", together with WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX and Goldman Sachs, the "Reporting Persons")[1] amends and supplements the Schedule 13D filed by the Reporting Persons on July 9, 2004 and amended by Amendment No. 1 thereto on October 1, 2004, Amendment No. 2 thereto on March 23, 2005, Amendment No. 3 thereto on April 11, 2005, Amendment No. 4 thereto on July 5, 2005, and Amendment No. 5 thereto on January 26, 2006. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS

         Item 4 is hereby amended in its entirety as follows:

         WHSHC LLC and W9 LLC acquired beneficial ownership of the Common Stock for investment purposes. If any, the shares of Common Stock which may be deemed to be held by Goldman Sachs, other than shares which may be deemed beneficially owned through WH Advisors VII and WH Advisor IX, were acquired in the ordinary course of business of Goldman Sachs.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than:

         On April 7, 2005, WHSHC LLC and W9 LLC entered into a Shareholders Agreement (the "Shareholders Agreement") with the Company providing for, among other matters, the right of WHSHC LLC and W9 LLC to nominate one person as a director to the Company's Board of Directors so long as the Shareholders maintain aggregate ownership of 10%. A copy of the Shareholders Agreement is attached hereto as Exhibit 16. Until January 30, 2006, Jonathan A. Langer, a Managing Director of Goldman, Sachs & Co., where he is the Head of US Acquisitions for the Real Estate Principal Investment Area, was a member of the Company's Board of Directors. Effective January 30, 2006, Mr. Langer resigned from the Company's Board of Directors.

----------
[1] Neither the present filing nor anything contained herein shall be construed as an admission that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "group" for any purpose.

         On January 24, 2006, WHSHC LLC and W9 LLC entered into an Underwriting Agreement (the "Underwriting Agreement") with the Company, SHC Funding, the other selling stockholders named therein and Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the underwriters. Pursuant to the Underwriting Agreement, on January 30, 2006, WHSHC LLC sold 3,067,810 of its shares of Common Stock to the underwriters named therein at a per share price of $19.05 per share (for aggregate proceeds of approximately $58.4 million) and W9 LLC sold 2,867,642 of its shares of Common Stock to the underwriters named therein at a per share price of $19.05 per share (for aggregate proceeds of approximately $54.6 million). In addition WHSHC LLC and W9 LLC have each granted the underwriters an option, exercisable until February 23, 2006, to purchase 642,302 and 600,393, respectively, additional shares of Common Stock at the same per share price of $19.05 (for aggregate proceeds of approximately $12.2 million and approximately $11.4 million, respectively). On January 30, 2006, the underwriters exercised that option for all 1,242,695 shares of Common Stock and requested a closing for February 2, 2006.

         If all of the transactions pursuant to the Underwriting Agreement (including the sale of shares of Common Stock pursuant to the Underwriters' option) are completed, then WHSHC LLC and W9 LLC will no longer own any shares of Common Stock.

         If WHSHC LLC and W9 LLC do not dispose of all of their shares of Common Stock pursuant to the Underwriting Agreement, each of the Reporting Persons expects to continue to evaluate on an ongoing basis the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one of or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Reporting Person, each of the persons listed in Schedules I, II or III hereto may make similar evaluations from time to time or an ongoing basis and reserves the same rights.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Based on information provided to the Reporting Persons by the Company, there were 58,592,912 shares of Common Stock outstanding as of the close of business on January 30, 2006.

         As of January 30, 2006, WHSHC LLC beneficially owned an aggregate of 642,302 shares of Common Stock, representing in the aggregate approximately 1.1% of the outstanding Common Stock. For all purposes hereof, beneficial ownership of Common Stock includes ownership of SHC Funding Units by the Reporting Person, which, following presentation for redemption by the holder thereof, may be redeemed for an equal number of shares of Common Stock in the Company's sole discretion.

         As of January 30, 2006, Whitehall Real Estate VII, as the sole managing member of WHSHC LLC, may be deemed to have beneficially owned an aggregate of 642,302 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 1.1% of the outstanding Common Stock.

         As of January 30, 2006, WH Advisors VII, as the sole general partner of Whitehall Real Estate VII, may be deemed to have beneficially owned an aggregate of 642,302 shares of Common Stock beneficially owned by WHSHC LLC, representing in the aggregate approximately 1.1% of the outstanding Common Stock.

         As of January 30, 2006, W9 LLC beneficially owned an aggregate of 600,393 shares of Common Stock, representing in the aggregate approximately 1.0% of the outstanding Common Stock.

         As of January 30, 2006, Whitehall Real Estate IX, as the sole managing member of W9 LLC, may be deemed to have beneficially owned an aggregate of 600,393 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 1.0% of the outstanding Common Stock.

         As of January 30, 2006, WH Advisors IX, as the sole general partner of Whitehall Real Estate IX, may be deemed to have beneficially owned an aggregate of 600,393 shares of Common Stock beneficially owned by W9 LLC, representing in the aggregate approximately 1.0% of the outstanding Common Stock.

         As of January 30, 2006, Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 1,242,695 shares of Common Stock through WH Advisors VII and WH Advisors IX as described above, such shares representing in the aggregate approximately 2.1% of the outstanding Common Stock.

         None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, beneficially owned any shares of Common Stock as of January 30, 2006, other than as set forth herein.

         In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by
(i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and
(ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except with respect to the sale of shares of Common Stock by WHSHC LLC and W9 LLC as described under Item 4 herein, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto subsequent to the filing of Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on January 26, 2006.

         (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

         (e) On January 30, 2006, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated:  February 1, 2006

THE GOLDMAN SACHS GROUP, INC.

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. VII

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. IX

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP IX

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

WHSHC, L.L.C.

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

W9/WHSHC, L.L.C. I

By:     /s/ Roger Begelman
       -------------------------------------
Name:  Roger Begelman
Title: Attorney-in-Fact

                                  EXHIBIT INDEX

   Exhibit                              Description
-------------  -----------------------------------------------------------------
     1. Structuring and Contribution Agreement, dated as of February 13, 2004, by and among SHC Funding, Strategic Hotel Capital, L.L.C. ("SHC LLC"), Whitehall Street Real Estate Limited Partnership VII, Whitehall Street Real Estate Limited Partnership IX and other parties thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-11 (File No. 333-112846) filed by the Company)).

     2. Underwriting Agreement, dated as of June 23, 2004, among Strategic Hotel Capital, Inc. Strategic Hotel Funding, L.L.C. and the underwriters named therein (previously filed).

     3. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and WHSHC, L.L.C. (previously filed).

     4. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and W9/WHSHC, L.L.C. I (previously filed).

     5. Registration Rights Agreement, dated as of June 29, 2004, among Strategic Hotel Capital, Inc., WHSHC, L.L.C., W9/WHSHC, L.L.C. I and the other parties thereto (previously filed).

     6. Voting Agreement, dated as of June 8, 2004, among Laurence Geller, Strategic Hotel Capital, Inc., WHSHC, L.L.C. and W9/WHSHC, L.L.C. I (previously filed).

     7.        Joint Filing Agreement (previously filed).

     8. Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc. (previously filed).

     9. Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co. (previously filed).

     10. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. VII (previously filed).

     11. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. IX (previously filed).

     12. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership VII (previously filed).

     13. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership IX (previously filed).

     14. Power of Attorney, dated June 24, 2004, relating to WHSHC, L.L.C. (previously filed).

     15. Power of Attorney, dated June 24, 2004, relating to W9/WHSHC, L.L.C. I (previously filed).

     16. Shareholders Agreement, dated as of April 7, 2005, among WHSHC, L.L.C. and W9/WHSHC, L.C.C. I, on the one hand, and Strategic Hotel Capital, Inc., on the other hand (previously filed).

     17. Underwriting Agreement, dated January 24, 2006, among Strategic Hotel Capital, Inc., Strategic Hotel Funding, L.L.C., WHSHC, L.L.C., W9/WHSHC, L.L.C.I., the other selling stockholders named therein and Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the Underwriters (previously filed).